Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Value Exchange International, Inc., a Nevada corporation (the “Company” or “we” or “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Common Stock, $0.00001 par value per share (“Common Stock”). The following is a description of the rights of Common Stock and related provisions of the Company’s Amended Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”) and applicable Nevada law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws and applicable Nevada law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock and 100,000,000 shares of serial preferred stock.

Common Stock

Fully Paid and Nonassessable

 All of the outstanding shares of the Company’s Common Stock are fully paid and nonassessable.  No shares of preferred stock are issued.

Voting Rights

The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Common Stock are not entitled to cumulative voting rights.

Except as described below or as required by law, all matters to be voted on by shareholders must be approved by the affirmative vote of (i) a majority of the shares present or represented by proxy and voting and (ii) a majority of the shares required to constitute a quorum.

Directors are to stand for election on an annual basis and are elected by a majority vote of shareholders.

Dividends

The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion from funds legally available therefor.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to receive pro rata all assets remaining available for distribution to holders of such shares.

No Preemptive or Similar Rights

Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares of Common Stock.

Anti-Takeover Provisions of the Articles, Bylaws and Nevada Law

Anti-Takeover Provisions

The provisions of Nevada law and our bylaws may have the effect of delaying, deferring or preventing another party from acquiring control of the company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Nevada Law – the following description of anti-takeover provisions of Nevada law is presented for information purposes only – these provisions do not apply to the Company due an exception in the statutes or opt out by the Company.

Nevada law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3 to 50%; or more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation which (i) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada, and (ii) does business in Nevada directly or through an affiliated corporation.

At this time, we do not believe we have 100 stockholders of record resident of Nevada and we do not conduct business in Nevada directly. Therefore, the provisions of the control share acquisition act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Articles of Incorporation and Bylaws

In the event that a few stockholders end up owning a significant portion of our issued and outstanding common stock, the lack of cumulative voting would make it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors. Our articles of incorporation and bylaws do not contain any explicit provisions that would have an effect of delaying, deferring or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Action Stock Transfer, 2469 East Fort Union Blvd., Suite 214, Salt Lake City, Utah 84121, Telephone:  (801) 274-1088.

Listing

Our common stock are quoted on the OTCQB under the symbol “VEII”.